SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Materials for the Extraordinary General Meeting of Shareholders.

Rosh Ha’ayin, Israel
March 17, 2009

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on April 22, 2009 at 10:00a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve the re-appointment of Dr. Michael Anghel as an external director (Dahatz) and that no change is made to his remuneration or to the provisions of his director’s indemnification and the director’s insurance policies; and

(ii)	to approve certain amendments to the Company's 2004 Share Option Plan.

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 1 on the agenda; provided that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not constituting, or acting on behalf of, “Controlling Parties” (as stated in the Israeli Companies Law (1999), as amended) in the Company, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company. The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 2 on the agenda.

        Only shareholders of record at the close of business on March 23, 2009 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

        Shareholders who will not attend the EGM in person are requested to complete, date and sign the form of Deed of Vote (either the English or the Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the EGM) in the pre-addressed envelope provided.

        The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorisation in the form attached to this Proxy Statement, so long as the Deed of Authorisation is delivered to the Company at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM.

        Pursuant to the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, shareholders who will not attend the EGM in person may also vote with respect to item no. 1 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba’a), which will be submitted to the Company at its address above no later than seventy two hours prior to the time of the EGM. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Vice President – Legal & Regulatory Affairs and Joint Company Secretary, at the address stated above) in respect to item no. 1 on the agenda, no later than ten days following the Record Date (April 2, 2009). The deadline for submission of the Board of Directors’ response to such position notices is April 10, 2009. A Hebrew form of Deed of Vote and position notices (if any), are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

        Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned for Thursday, April 30, 2009, at the same time and place.

        A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba’a) and the Position Notices (hodaot emda).

        A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

        A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, if the shareholder notified the Exchange member that the shareholder is so interested; provided that the notice was provided with respect to a particular securities account, prior to the Record Date. Shareholder’s notice in respect of Deeds of Vote shall also apply to Position Notices.

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        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9a.m. to 5p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

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PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”)of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting ( the “EGM”), to be held on April 22, 2009 commencing at 10:00a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve the re-appointment of Dr. Michael Anghel as an external director (Dahatz) and that no change is made to his remuneration or to the provisions of his director’s indemnification and the director’s insurance policies; and

(ii)	to approve certain amendments to the Company's 2004 Share Option Plan.

        A form of a Deed of Vote (English and Hebrew versions) for use at the EGM and a return envelope for either the English or the Hebrew version are distributed herewith. With respect to Item no. 1 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba’a) under the Israeli Companies Law (1999) (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or the Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the EGM, will be voted as indicated on the form.

        In parallel to distribution of this Notice and Proxy Statement, a Hebrew version of a Deed of Vote (ktav hatzba’a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s Secretary), the vote shall be disqualified.

        Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the end of the day on March 23, 2009 will be entitled to receive notice of, and to participate in and vote at, the EGM. Proxies are being mailed to non-registered shareholders on or about March 17, 2009 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

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        On March 11, 2009, the Company had outstanding 153,522,651 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

        Holders of American Depositary Shares are not registered in the Company’s Shareholders Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

ITEM 1 – APPOINTMENT OF EXTERNAL DIRECTOR (DAHATZ)

        Under the Israeli Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Dr. Michael Anghel as an External Director (Dahatz) of the Company.

        The term of office of Dr. Michael Anghel as an External Director (Dahatz) of the Company expires on March 22, 2009. The Israeli Companies Law allows the re-appointment of an existing External Director (Dahatz) for one additional term of three years. According to the Companies Regulations (Relieves for Public Companies whose Shares are Registered for Trade on Stock Exchanges outside of Israel), 2000, under certain circumstances, an external director can be re-appointed for further additional terms. The Board of Directors recommended re-appointing Dr. Michael Anghel for one additional term of three years.

        Dr. Michael Anghel has been an External Director (Dahatz) of Partner since March 23, 2006, and he is a member of the Audit Committee. From 1977 to 1999, he led the activities of Discount Investment Corporation Ltd. (of the IDB Group) in the fields of technology and communications. Dr. Michael Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Michael Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, Scopus, ECI, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Syneron Medical Ltd., Lumus Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Analyst Provident Funds Ltd., the Strauss Group, Orbotech Ltd. and Dan Hotels Ltd. Prior to launching his business career, Dr. Michael Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel-Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel-Aviv University’s Executive Program. Dr. Michael Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. To the best knowledge of the Company and the Company’s Directors, Dr. Michael Anghel is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company.

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        The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law. Dr. Michael Anghel was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law.

        It is proposed that Dr. Michael Anghel’s remuneration shall remain the same and shall continue to apply to the additional term of three years.

        Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000, as amended (the “Regulations”), the remuneration with which we provide our External Directors (Dahatzim) requires the approval of shareholders. The Regulations allow for several methods of remuneration of the External Directors (Dahatzim). The Regulations also allow for reimbursement of certain expenses to External Directors (Dahatzim).

        The latest amendments to the Regulations recognised the increased burden on, and responsibility of, the External Directors (Dahatzim). The Regulations allow the Company to remunerate the External Directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors”. The term “other directors” is defined in the Regulations. It generally includes directors who are not External Directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company’s controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company’s controlling party or directors who receive other remuneration from that company. We wish to continue remunerating Dr. Michael Anghel according to the “relative method” of remuneration under the Regulations by paying Dr. Michael Anghel the same remuneration that the Company pays its two “other directors” (Messrs. Galil and Gissin) and its other External Director (Mr. Moshe Vidman). Therefore, we wish to pay Dr. Michael Anghel, commencing from the date of the EGM,an annual fee of NIS180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007 (set in the Regulations), but in any event no less than an aggregate amount per annum equal to US$50,000 (US Dollars fifty thousand) as previously approved by the shareholders (the “Remuneration”) plus reimbursement of certain expenses.

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        The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company’s directors, the Company will grant options to the External Directors in a manner complying with the Regulations. Such resolution shall continue to apply to Dr. Michael Anghel.

        The Audit Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel and, in the event of his re-appointment, approved the payment of the Remuneration to Dr. Michael Anghel and approved the reimbursement of expenses to him as set forth in the Regulations. No change is made to the resolution described above regarding options or to the existing terms of the indemnification and insurance policies of Dr. Michael Anghel, which will continue in full force and effect. Mr. Moshe Vidman will continue to serve as an External Director (Dahatz) of the Company without any change, as previously approved.

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to re-appoint Dr. Michael Anghel as an External Director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on the date of the EGM;

(ii)	RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Regulations to Dr. Michael Anghel. In the event that options will be granted to Company directors, the Company will grant options to Dr. Michael Anghel in a manner complying with the Regulations. No change is made to the existing terms of the indemnification and insurance policies of Dr. Michael Anghel, which will continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

        The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 1 on the agenda; provided that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not constituting, or acting on behalf of, “Controlling Parties” (as stated in the Israeli Companies Law) in the Company, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company’s Articles of Association) prior to the date of the EGM, whether the shareholder is, or is acting on behalf of, a “Controlling Party” (as stated in the Israeli Companies Law) in the Company or not, as a condition for that shareholder’s right to vote and be counted with respect to such resolutions. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a “Controlling Party” interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

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The Board of Directors recommends a vote FOR approval of these proposed resolutions

ITEM 2 – AMENDMENTS TO THE COMPANY’S 2004 SHARE OPTION PLAN

        The Company has adopted on July 12, 2004, the 2004 Share Option Plan and has amended it in 2008 (the “Option Plan”). The Compensation Committee, the Audit Committee and the Board of Directors have respectively approved on February 19, 2009, February 22, 2009 and February 23, 2009, certain amendments to the Option Plan, as described below. The Company is seeking shareholders approval for these amendments.

        The Option Plan is intended to promote the interests of the Company and its shareholders by providing employees, directors, officers and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

        The exercise price of options granted under the Option Plan is determined by the Board of Directors’ committee administering the Option Plan (the “Committee”), which takes into consideration the fair-market value of the Ordinary Shares at the time of grant (as specified in the Option Plan). The options shall generally become vested over a four-year period, unless otherwise set by the Committee. The exercise period of an option is determined by the Committee and will not exceed ten years from the grant date thereof. The Option Plan shall terminate on July 11, 2014, after which no further options may be issued but the provisions of the Option Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Option Plan.

        As of March 11, 2009, after reflecting the grant of options which is currently in process, 5,762,764 options were available for grant under the Option Plan.

        The Company wishes to amend the Option Plan (the “Plan Amendments”) to include terms allowing dividend adjustments on option exercise price, which were determined by the Compensation Committee, the Audit Committee and the Board of Directors to be customary in the Israeli market, and provisions that the Company would like to include enabling it to require option holders to exercise options only through a cashless exercise mechanism, in each case, as detailed below:

        (i) (A) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course meeting the criteria substantially as set forth in Section 8.1 of the form of the amended Option Plan attached hereto as Annex “A”; and (B) with respect to all options granted under the Option Plan, following each dividend distribution other than in the ordinary course, a dividend adjustment, reducing the exercise price by an amount determined by the Board of Directors; and

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        (ii) with respect to options granted on or after the Board Approval date, provisions authorising the Board of Directors to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments), in accordance with the specified cashless formula referred to in Section 8.6 of the form of the Option Plan including the proposed Plan Amendments, attached hereto as Annex “A” and to fine-tune said cashless formula;

        The foregoing description is only a summary and is qualified in its entirety by reference to the full text of the Plan Amendments annotated in the amended Option Plan attached hereto as Annex “A”.

        The Compensation Committee, the Audit Committee and the Board of Directors noted that, in accordance with the Option Plan, certain amendments are subject to the approval of the shareholders of the Company.

        The Company’s Compensation Committee, Audit Committee and Board of Directors have noted that having an attractive option plan has value both as an incentive as well as a retention tool, since it would encourage the Company’s team to develop and enhance the Company’s business and also would encourage others to join the Company.  The Company’s Compensation Committee, Audit Committee and Board of Directors have also noted that recruiting the top and best people to join the Company is and was key to maintaining the Company’s leading position in the market and, therefore, is in the best interest of the Company.

        The Company’s Compensation Committee, Audit Committee and Board of Directors are of the opinion that it is in the Company’s interest to adopt the Plan Amendments.

        It is currently considered to allocate options to the Company’s “other directors” and External Directors and, hence, Messrs Galil, Gissin, Vidman and Anghel may be considered as having a personal interest in this resolution. Each of the Compensation Committee, the Audit Committee and the Board of Directors has noted the personal interest of the respective Directors, has resolved to approve and to recommend to the shareholders of the Company for approval the Plan Amendments and has resolved that the abovementioned resolutions are in the best interest of the Company.

        The Plan Amendments are to be brought to the approval of the Company’s shareholders and, to the Company’s understanding, the Plan Amendments are brought to the respective approval of the shareholders of Hutchison Telecommunications International Limited and Hutchison Whampoa Limited (both companies having their respective shares listed on the Stock Exchange of Hong Kong) according to the requirements of The Stock Exchange of Hong Kong Limited (such approvals, collectively, the “HK Approvals”) and are also subject to certain Israeli regulatory approvals (such regulatory approvals, collectively with the HK Approvals, the “Required Approvals”); and, hence, the Plan Amendments will enter into force only after, and are subject to, the Company’s shareholders approval and the Required Approvals.

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        Subject to obtaining all requisite approvals (the Company’s shareholders and the Required Approvals), the Plan Amendments are, under their terms, supposed to apply to options granted by the Company after the Board Approval date but prior to the date of obtaining all such approvals (with effect as of the date of grant thereof).

        It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, that the Plan Amendments, substantially annotated in the form attached hereto as Annex “A”, are hereby approved.

Without limiting the generality of the foregoing resolutions:

(A) to approve a dividend adjustment mechanism in the Option Plan substantially stating that (I) only with respect to options granted on or after the Board Approval date, at any time after the grant of such options, that the Company distributes cash dividends in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period (the “Excess Dividend”), and the record date for determining the right to receive such dividends is earlier than the exercise date of such options, then the option exercise price (as adjusted from time to time) for each Ordinary Share underlying an option (granted on or after the Board Approval date and whether vested or not as at the relevant record date), not exercised prior to such record date, shall be reduced , ipso facto, as at such record date, by an amount equal to the gross amount of the Excess Dividend per Ordinary Share; and (II) at any time that the Company distributes cash dividends other than in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, and the record date for determining the right to receive such dividends is earlier than the exercise date of options granted under the Option Plan, then the option exercise price (as adjusted from time to time) for each Ordinary Share underlying an option (whether vested or not), not exercised prior to such record date, shall be reduced, as at such record date, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares; provided that (i) the Board of Directors’ determination of any adjustments shall be final and conclusive on all option holders; (ii) the amount of adjustment shall not exceed the amount of such cash distribution per Ordinary Share; and (iii) any adjustment provided for in this paragraph shall be cumulative to any other adjustments contemplated under the immediately preceding paragraph or approved by the shareholders of the Company in general meeting.

The option exercise price shall not be reduced to less than the par value of an Ordinary Share; and

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(B) approve the inclusion in the Option Plan of provisions determining substantially that the Board of Directors of the Company may, at its discretion, resolve from time to time, with respect to any or all options granted after the Board Approval date, to allow option holders to exercise their vested options during a fixed period only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to adjustments), in accordance with the cashless formula referred to in Section 8.6 of the form of the amended Option Plan attached hereto as Annex “A” and to fine-tune said cashless formula;

(ii)	RESOLVED,that the Plan Amendments will enter into force after, and are subject to, the Required Approvals; and

(iii)	RESOLVED,that the abovementioned resolutions are in the best interest of the Company.

        The affirmative vote of the holders of a majority of the Ordinary Shares participating at the EGM, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

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        Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “B”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

Dated: March 17, 2009

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Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
2004 SHARE OPTION PLAN

        as adopted on 12 July 2004, amended on 26 March 2008 by the Board of Directors and approved by the shareholders on 25 June 2008, and as further amended on 23 February, 2009 by the Board of Directors and approved by the shareholders on __ _____ 2009

1.	Purpose

This Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time, (the “Plan”) is intended to promote the interests of Partner Communications Company Ltd. (the “Company”) and its shareholders by providing employees, directors and officers, and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company. The Plan is designed to enable employees, directors and officers of the Company to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

2.	Definitions

As used in the Plan, the following definitions shall apply to the terms indicated below:

“Affiliate”	means any “employing company” within the meaning of Section 102(a) of the Ordinance.

“Approved 102 Option”	means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

“Capital Gain Option (CGO)”	means an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

“Cashless Formula”	means the following formula:

(A x B) - (A x C)
B

A = the number of vested Options the Participant requests to exercise as written in the Notice of Exercise;
B = the higher of the following: (i) the closing sale price of an Ordinary Share on the Tel Aviv Stock Exchange, on the last trading day before the Notice Date (as defined in Section 8.6), as such closing sale price is published by the Tel Aviv Stock Exchange, or (ii) if the Participant includes in the Notice of Exercise delivered to the Company under Section 8.5, a minimum price at which he/she is willing to sell an Ordinary Share, such price per Ordinary Share;
C= the Option Exercise Price.

“Cashless Options”	shall have the meaning set forth in Section 8.6 (i)(y) or (ii).

“Cause”	when used in connection with the termination of a Participant’s employment or service by the Company, shall mean (a) the willful and continued failure by the Participant to perform his duties (including the duty of care and the fiduciary duty as set forth in the Companies Law) and obligations to the Company (other than any such failure resulting from Retirement or Disability, as hereinafter defined or any such failure approved by the Company, subject to applicable law) or (b) the willful engaging by the Participant in misconduct which is injurious to the Company, provided, however, that in relation to employees or officers of the Company, in each case the actions or omissions of the Participant are sufficient to deny the Participant severance payment under the Severance Payment Law, 1963.

“Commencement Date”
with respect to the vesting schedule of an Option, shall be the Grant Date, unless another date for the commencement of the vesting schedule with respect to such Option has been set by the Committee and written in the Grant Instrument.

“Committee”	shall mean the Compensation Committee of the Board of Directors of the Company, as set forth in Section 5 below.

“Companies Law”	shall mean the Israeli Companies Law, 1999, as may be amended from time to time.

“Company”	shall mean Partner Communications Company Ltd., a company incorporated under the laws of the State of Israel.

“Designated Beneficiary”	of a Participant, shall mean the beneficiary designated by such Participant or deemed as such Participant’s Designated Beneficiary pursuant to Section 26 hereto, upon the death of the Participant.

“Disability”	shall mean any physical or mental condition, which is recognized as a disability pursuant to the employment practices adopted by the Company and prevents the Participant from continuing to work in his position or in a comparable one in the Company or prevents the Participant from continuing to provide services to the Company. Determination of a Disability shall be made in consultation with a physician selected by the Committee and shall be finally and conclusively determined by the Committee in its absolute discretion.

“Effective Date”	means 12 July 2004 the date on which the Board of Directors of the Company first approved the Plan.

“Employee”	means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, all as defined in section 102.

“Exercise Date”	shall have the meaning set forth in Section 11 below.

“Exercise Period”	shall have the meaning set forth in Section 8.3 below.

“Grant Date”	of an Option means the date on which the Committee resolves to grant such Option, unless another date is specified by the Committee, provided that, if further approvals are required for the granting of an Option, the Grant Date shall mean the date that the last required approval for the grant of such Option shall have been obtained.

“Grant Instrument”	shall have the meaning set forth in Section 7.2 below.

“ITA”	means the Israeli Tax Authorities.

“Net Income”	means the amount in New Israeli Shekels specified as “Net Income” of the Company for the relevant period in the unaudited or audited, as the case may be, Financial Statements of the Company for such period as approved by the Board of Directors of the Company at the relevant time.

“Non-Employee”	means a person who is not an Employee of the Company or its Affiliates.

“Option”	shall mean an option to purchase one or more Ordinary Shares granted pursuant to this Plan.

“Option Exercise Price”	shall have the meaning set forth in Section 8.1 and adjusted from time to time in accordance with Section 3.2 or 8.1 below.

“Ordinary Income Option (OIO)”	means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

“102 Option”	means any Option granted to Employees pursuant to Section 102 of the Ordinance.

“3(i)Option”	means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

“Ordinary Shares”	shall mean ordinary shares of the Company, par value NIS 0.01 each.

“Participant”	shall mean an Employee or a Non-Employee to whom an Option is granted pursuant to the Plan, and, upon his death or legal incapacity, his successors, heirs, executors and administrators, as the case may be.

“Plan”	shall mean this Partner Communications Company Ltd. 2004Share Option Plan, as amended from time to time.

“Retirement”	shall mean the termination of a Participant’s employment with or service to the Company as a result of his reaching the earlier of (a) the legal age for retirement and (b) the age for retirement identified in his employment or service agreement.

“Section 3(i)”	means Section 3(i) of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

“Section 102”	means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

“Tax Ordinance” or “Ordinance”	shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Trustee”	means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

“Termination Date”	means close of business of the Company on the date which falls ten (10) years after the Effective Date.

“Unapproved 102 Option”	means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	Shares Subject to the Plan

3.1.	Shares Available for Options. On the Effective Date, the total number of authorized and unissued Ordinary Shares reserved for issuance upon exercise of all Options granted under the Plan was not to exceed 5,775,000 Ordinary Shares, which represented approximately 3.15% of the total issued share capital of the Company as at the Effective Date. Conditional upon applicable approvals having been obtained, the aforesaid limit shall be increased by 8,142,000 Ordinary Shares to not exceeding a total of 13,917,000 Ordinary Shares which represents approximately 8.84% of the total issued share capital of the Company as of 31 March 2008. The total number of Ordinary Shares reserved for issuance under the Plan shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 3.2 below. In the event an Option granted to any Participant expires or otherwise terminates hereunder, shares reserved for issuance upon the exercise of such Option shall become available for issuance upon the exercise of any other Options which the Company may grant under the Plan.

3.2.	Adjustments. Upon the occurrence of any of the following events, a Participant’s rights under any Option granted hereunder shall be adjusted as hereinafter provided:

3.2.1.	In the event the Ordinary Shares shall be subdivided or combined into a greater or smaller number of shares or if, upon a merger, consolidation, reorganization, recapitalization or similar event or transaction whilst any Option remains exercisable or this Plan remains in effect, the Ordinary Shares shall be exchanged for other securities of the Company or of another corporation, each Participant shall be entitled, upon exercising a vested Option and subject to the conditions herein stated, to be issued in respect of the Option, such number of Ordinary Shares or amount of other securities of the Company or such other corporation as were exchangeable for the number of Ordinary Shares which such Participant would have been entitled to purchase had such event or events not occurred, and appropriate adjustments shall be made in the exercise price per share to reflect such subdivision, combination or exchange, so that Participants are not materially better or worse off as a result of the relevant event and provided that any such adjustment shall give the Participant the same proportion of the issued share capital of the Company for which such Participant would have been entitled to subscribe had he exercised all the Options held by him immediately prior to such adjustment and that such adjustment shall be made on the basis that the aggregate exercise price per share payable by the Participant on the full exercise of any Option shall remain as nearly as possible the same (but not greater than) as it was before such event. No such adjustment shall be made the effect of which would be to enable an Ordinary Share to be issued at less than its nominal value.

3.2.2.	In the event the Company shall issue any of its shares or other securities as bonus shares upon or with respect to its Ordinary Shares, each Participant upon exercising such Option shall be issued by the Company (for the exercise price payable upon such exercise), the Ordinary Shares as to which he is exercising his Option and, in addition thereto (at no additional cost), such number of shares (rounded down to the nearest whole number) of the class or classes in which such bonus shares were distributed which he would have received if he had been the holder of the Ordinary Shares as to which he is exercising his Option at all times between the date of issuance of such Option on behalf of a Participant in the name of the Trustee and the date of its exercise.

3.2.3.	Upon the occurrence of any of the foregoing events, the class and aggregate number of shares issuable pursuant to the Plan (as set forth in Section 3.1 hereof), in respect of which Options have not yet been granted, shall also be appropriately adjusted, to the extent necessary, to reflect the events specified in Subsections 3.2.1 and 3.2.2 above.

3.2.4.	If there has been any alteration in the capital structure of the Company as referred to in this Section 3.2, the Company shall, upon receipt of a Notice of Exercise (pursuant to Section 8.5 below) inform the Participant of such alteration and shall inform the Participant of the adjustment to be made.

3.2.5.	The Committee shall determine the specific adjustments to be made in accordance with this Section 3 and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise. A determination made in accordance with this Section 3.2.5 shall be conclusive.

4.	Issuance ~~Of~~of Options

4.1.	The maximum number of Options which may be issued and allotted and which may be required to be issued and allotted upon the exercise of Options to each Participant under this Plan in any 12-month period shall not exceed 1% of the total issued share capital of the Company as measured at the Grant Date of Options or further Options to such Participant. The eligibility of any person shall be determined from time to time on the basis of his contribution to the development of the Company.

4.2.	The persons eligible for participation in the Plan as Participants shall include any Employees or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options and (ii) Non-Employees may only be granted 3(i) Options.

4.3.	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

4.4.	The grant of Approved 102 Options shall be made under this Plan adopted by the Board, and shall be conditioned upon the approval of this Plan by the ITA.

4.5.	Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

4.6.	No Approved 102 Options may be granted under this Plan to any eligible Employee, unless and until, the Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning on the first Grant Date of an Approved 102 Option under this Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options (under this Plan or previous plans). The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Participants who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

4.7.	All Approved 102 Options must be held in trust by a Trustee, as described in Section 11 below.

4.8.	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

5.	Administration of the Plan

5.1.	Committee. The Plan shall be administered by the Compensation Committee, which has been appointed by and serves at the direction of the Board of Directors of the Company. The Board of Directors may from time to time remove members from, or add members to, the Committee, and may fill vacancies in the Committee however caused.

5.2.	Committee Actions. The Committee has selected one of its members as its Chairman and holds its meetings at such times and places, as it determines. Actions at a meeting of the Committee at which a majority of its members are present, or acts reduced to or approved in writing by all members of the Committee, are the valid acts of the Committee. The Committee keeps records of its meetings and makes such rules and regulations for the conduct of its business, as it deems advisable.

5.3.	Authority of Committee. The Committeehas the authority, in its sole discretion, subject to the approval of the Board of Directors – if such approval is required under the Companies Law – and subject to any applicable law and regulations and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan including, without limitation, the authority in its discretion to determine the persons to whom Options are granted, the number of shares covered by each Option, the time or times at which Options are granted, the Commencement Date and the Option Exercise Price, and any other terms to be included in the Grant Instrument which are permitted by the Plan. The Committee also has the power and authority to determine whether, to what extent, and under what circumstances an Option may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the Plan and any Grant Instrument and Option; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

5.4.	Interpretation and Construction. The interpretation and construction by the Committee of any provision of the Plan or of any Grant Instrument or Option thereunder shall be final and conclusive, unless otherwise determined by the Board of Directors of the Company.

5.5.	Acceleration and Other Amendments. Save and except for the occurrence of events specified in Section 6 below whereupon the Committee shall comply with the provisions therein, the Committee may, in its sole and absolute discretion, accelerate the date on which any Option granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise amend any of the terms of any Grant Instrument or Option, subject to the provisions of the Tax Ordinance, provided, however, that no such waiver or amendment shall adversely affect any Participant’s rights under any outstanding Grant Instrument or Option under the Plan without the consent of such Participant.

6.	Acceleration in the Event of a Change in Control; Winding Up

6.1.	Acceleration in the Event of Change in Control. In the event that within six months after a Change in Control of the Company a Participant’s employment with or service to the Company is terminated by, or a Participant receives a notice of termination from, the Company for any reason (other than termination for Cause), the Options granted to such Participant whether vested or not shall be automatically and immediately accelerated so that all such Options shall become vested and exercisable within thirty (30) days after the date of termination of employment or service.

All outstanding Options so vested in the manner as aforesaid which are not exercised within the thirty (30) days after the date of termination of employment or service shall terminate and cease to be outstanding upon the expiry of the aforesaid thirty-day period.

For the purpose of this Section 6.1, “Change in Control” shall mean:

(i) the acquisition which results in holding, directly or indirectly, of (a) the power to control at least 50% of the Company’s share capital; or (b) the power (exercisable alone or together in concert with others) to direct or cause the direction of the management and policies of the Company, whether through the ownership of Ordinary Shares, by law, contract or otherwise; or (c) the power (exercisable alone or together in concert with others) to elect or appoint at least 50% of the Board of Directors of the Company;

(ii) a merger, consolidation or similar transaction (including an arrangement) of the Company following which the Company is not a surviving corporation;

(iii) a merger, consolidation or similar transaction (including an arrangement) following which the holders of voting securities of that other company holding, in aggregate, 50% or more of all outstanding Ordinary Shares of the Company (including a merged or successor company) resulting from such merger, consolidation or similar transaction; or

(iv) the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to its subsidiary;

Provided that any event or transaction contemplated in sub-paragraph (i), (ii) or (iii) shall not constitute a Change in Control for purposes of this Plan if following such event or transaction, 50% or more of voting securities of the Company remain held directly or indirectly by the ultimate shareholder prior to such event or transaction (the “Ultimate Shareholder”) or any company or other person controlled directly or indirectly in any manner whatever whether through the ownership of voting securities or otherwise in fact by the Ultimate Shareholder.

6.2.	Acceleration in the Event of winding up. In the event of an effective resolution being proposed for the voluntary winding-up of the Company, any Participant may, subject to the provisions of all applicable laws, by notice in writing to the Company at any time prior to the date on which such resolution is passed, exercise his vested Options (to the extent not already exercised) either to its full extent or to the extent specified in such Notice of Exercise (in accordance with the provisions of Section 8.5) and shall accordingly be entitled, in respect of the Ordinary Shares to be issued upon the exercise of his or her vested Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Ordinary Shares in issue on the date prior to the date of such resolution.

7.	Options ~~Under~~under the Plan; Grant Instrument

7.1.	Eligible Grantees. Options may be granted to any Employee or Non- Employee of the Company or its Affiliate selected by the Committee provided, however, that no Option may be granted by the Committee to any person serving as a member of the Committee at the time of the grant. The grant of an Option to a Participant shall neither entitle such Participant to, nor disqualify him from, receiving any other grants of Options pursuant to the Plan or participating in any other share option plan. Any grant of Options under the Plan shall be in compliance with the requirements under applicable laws and regulations, including by reason of their applicability to the Company’s shareholders or otherwise.

7.2.	Grant Instrument. Each Option granted under the Plan shall be evidenced by a written instrument signed by the Company and accepted in writing by the Participant which shall be accompanied by a copy of this Plan and shall contain such provisions as the Committee, in its sole discretion, may deem necessary or desirable (the “Grant Instrument”). By accepting an Option, a Participant thereby agrees that the Option shall be subject to all the terms and provisions of this Plan and the applicable Grant Instrument. Unless otherwise determined by the Committee, no payment is required to be made by a Participant on acceptance of an Option. The Grant Instrument shall also state the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option).

7.3.	Cancelled Options. Where the Company cancels any Option granted to a Participant but not exercised and issues new Option(s) to the same Participant, the issue of such new Option(s) may only be made with available unissued Options (excluding, for this purpose, the Options so cancelled) within the limit of this Plan under Section 3.1.

8.	Options

8.1.	Exercise Price. The Committee shall determine the exercise price per Ordinary Share (“Option Exercise Price”), subject to applicable law, regulations and guidelines. The Option Exercise Price will be determined taking into consideration the fair market value of an Ordinary Share at the time of grant. The fair market value of an Ordinary Share on any date will be equal to the average of the closing sale price of Ordinary Shares during the preceding 30 trading days, as such closing sale price is published by the Tel Aviv Stock Exchange, or if the Ordinary Shares are not listed on the Tel Aviv Stock Exchange, the main securities exchange on which the Ordinary Shares are traded or, if there is no sale of Ordinary Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date or, if Ordinary Shares are not listed on a national securities exchange on such date, the closing price or, if none, the average of the bid and asked prices in the over the counter market at the close of trading on such date, or if the Ordinary Shares are not traded on a national securities exchange or the over the counter market, the fair market value of an Ordinary Share on such date as determined in good faith by the Committee. Unless otherwise provided in the Grant Instrument, the Option Exercise Price shall be paid in NIS. Except for any applicable provisions of the Tax Ordinance or relevant securities laws or specific provisions of this plan, the Ordinary Shares and any other securities issued to a Participant (or the Trustee on his behalf) upon Option exercise and payment of the Option Exercise Price shall be subject to the articles of association of the Company from time to time in force (including, without limitation, provisions relating to voting and dividend) and shall be free and clear of any transfer restrictions; pledges, encumbrances or liens; and other third party rights of any kind.

Without derogating from the generality of the immediately preceding paragraph and only with respect to Options granted on or after February 23, 2009, at any time after the grant of such Options that the Company distributes cash dividends in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, in an amount in excess of 40% (forty percent), or of another percent resolved by the Board of Directors, of the Company’s Net Income for the relevant period (the “Excess Dividend”), and the record date for determining the right to receive such dividends is earlier than the Exercise Date of such Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying an Option (granted on or after February 23, 2009 and whether vested or not as at the relevant record date), not exercised prior to such record date, shall be reduced, ipso facto, as at such record date, by an amount equal to the gross amount of the Excess Dividend per Ordinary Share.

The Excess Dividend per Ordinary Share will be determined on a quarterly basis with an annual adjustment on the fourth quarter of each financial year as follows:

(a)	In respect of the first three quarters of each financial year, the Excess Dividend per Ordinary Share for each quarter will be determined on the basis of the cash dividends distributed and the Net Income for such quarter and the number of Ordinary Shares on the relevant record date; and

(b)	In respect of the fourth quarter of each financial year, the Excess Dividend per Ordinary Share for the said quarter will be determined on the basis of the total cash dividends distributed and the Net Income for the full financial year and the number of Ordinary Shares on the relevant record date and the deduction of the aggregate Excess Dividend per Ordinary Share for the preceding three quarters. For the avoidance of doubt, the downward adjustments to Option Exercise Price made in the preceding three quarters pursuant to sub-paragraph (a) above shall be final and binding and shall not be reversed in the fourth quarter of a financial year.

At any time that the Company distributes cash dividends other than in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, and the record date for determining the right to receive such dividends is earlier than the Exercise Date of Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying an Option (whether vested or not), not exercised prior to such record date, shall be reduced, as at such record date, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares; provided, that (i) the Board of Directors’ determination of any adjustments shall be final and conclusive on all Participants; (ii) the amount of adjustment shall not exceed the amount of such cash distribution per Ordinary Share; and (iii) any adjustment provided for in this paragraph shall be cumulative to any other adjustments contemplated under the immediately preceding paragraph or approved by the shareholders of the Company in general meeting.

The Option Exercise Price shall not be reduced to less than the par value of an Ordinary Share.

With respect to Cashless Options, the Option Exercise Price per share set forth in the Grant Instrument (as adjusted from time to time) will not ~~be~~represent the actual amount to be paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating and determining the number of Ordinary Shares to be issued to the Participant as the result of the exercise of a Cashless Option.

8.2.	Vesting Schedule. An Option shall become cumulatively vested as to one-fourth (25%) of the Ordinary Shares covered thereby on each of the first, second, third, and fourth anniversaries of its Commencement Date, unless otherwise set by the Committee in the Grant Instrument. Unless otherwise determined by the Committee and stated in the Grant Instrument, a Participant is not required to achieve any performance targets before the vesting or the exercise of an Option.

8.3.	Exercise Period. The exercise period during which an option may be exercised will be determined by the Committee and will not exceed ten years from the Grant Date or such shorter period set forth in the Grant Instrument.

8.4.	Minimum Exercise. No exercise of Options by a Participant, shall be for an aggregate exercise price of less than $1,000 unless such exercise is for all shares of the Company purchasable upon exercise of the Options held by a Participant (or by the Trustee on his behalf) which have vested as of such date. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion of such Option. Each Option exercise shall be in respect of a whole number of shares, and the Company shall not issue any fractional shares; the number of shares granted under the Plan to any Participant shall be rounded off (upward or downward) to the nearest whole number.

8.5.	Method of Exercise. An Option, or any part thereof, shall be exercised by (i) the Participant’s signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), an exercise notice (“Notice of Exercise”) in such form and substance as may be prescribed by the Committee from time to time, and (ii) full payment for the Ordinary Shares purchased upon the exercise of an Option. Payment shall be made on the date of delivery of the Notice of Exercise or on a later date, if so determined by the Committee, by the following means: (x) in cash, by certified check, bank cashier’s check or wire transfer, or (y) subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.

8.6.	Cashless Exercise – The Board of Directors of the Company may, at its discretion, resolve from time to time:

(i) to allow Participants to exercise their vested Options during a fixed period either (x) in cash; or (y) through a cashless exercise procedure ~~during a fixed period~~, pursuant to which each vested Option will entitle its holder, ~~with~~ to the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 or 8.1 above), in accordance with the ~~following formula~~ Cashless Formula (“Cashless Options~~”):~~”); or

~~(A x B) - (A x C)~~
~~B~~

~~A = the number of vested~~ (ii) with respect to any or all Options ~~the Participant requests~~ granted on or after ~~[~~February 23, 2009~~]~~ and without derogating from the provisions of clause (i), to allow Participants to exercise ~~as written in~~ their vested Options during a fixed period only through a cashless exercise procedure, pursuant to which each vested Option will entitle its holder to the ~~Notice of Exercise; B = the fair market value of an~~right to purchase Ordinary ~~Share on the Notice Date (as defined in this~~ Shares (subject to the adjustments described in Section 3.2 or 8.~~6) determined~~ 1 above), in accordance with the ~~terms set out in Section 8.1 above;~~ Cashless Formula (“Cashless Options”).

 ~~C=the Option Exercise Price;~~

During the period when Cashless Exercise is allowed under clause (i)(y) or under clause (ii), the Participant may ~~elect to~~ exercise vested Cashless Options by signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), ~~an exercise notice (“~~a Notice of Exercise~~”)~~ in such form and substance as may be prescribed by the Committee and pay the nominal value of the Ordinary Shares in the manner as specified in Section 8.5.

The Committee or someone designated by it and/or the Trustee will make all applicable calculations with respect to the Option Exercise Price and determine the amount of Ordinary Shares issued or to be issued upon exercise of the vested Options, all in accordance with the Plan onthe date on which the Notice of Exercise has been delivered (as specified in Section 8.5, and if such date is not a business day, the first business day following such date) (“Notice Date”) including the applicable exchange rate in effect on the Notice Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Ordinary Shares.

8.7.	Issuance of Shares. Subject to any other applicable provisions of this Plan, Ordinary Shares purchased upon the exercise of an Option shall be issued in the name of the Trustee or the Participant, all in accordance with the requirements of the Tax Ordinance.

8.8.	Waiver of Option Rights. At any time prior to the expiration of any Option, a Participant may waive all rights attributable to such Option by delivering a written notice to the Company’s principal office, to the attention of its Secretary. Such notice shall be accompanied by the applicable Grant Instrument, shall specify the number of Ordinary Shares subject to the Option with respect to which the Participant waives his rights and shall be signed by the Participant. Upon receipt by the Company of the notice of waiver with respect to any Option, such Option shall expire with respect to the number of Ordinary Shares specified therein, and an amended Grant Instrument will be issued with respect to any Option or Options (or portion thereof) covered by the Grant Instrument as to which rights attributable thereto were not waived.

8.9.s	Notices. All notices delivered by a Participant hereunder shall be signed by the Participant and notarized or certified by an attorney, or signed in the presence of (and countersigned by) the Company’s General Counsel or Corporate secretary. Any notice if sent by the Participant shall be irrevocable and shall not be effective until actually received by the Company.

9.	Termination of Employment or Service

9.1.	Voluntary Termination by Participant. In the event that a Participant’s employment with or service to the Company is terminated by the Participant voluntarily for any reason other than Retirement, Disability or death: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable for a period of 90 days following either termination or the date upon which the Participant may freely sell Ordinary Shares acquired upon Option exercise, the later date of the two and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at the time of termination.

9.2.	Termination by the Company Other Than For Cause. In the event that a Participant’s employment with or service to the Company is terminated by the Company for any reason other than for Cause: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time. Section 9.2 shall not apply upon occurrence of the events specified in Section 6 whereupon the provisions therein shall govern.

9.3.	Termination By Reason of Retirement, Death or Disability. In the event that a Participant’s employment with or service to the Company terminates by reason of the Retirement, Disability or death of the Participant: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time; provided, however, that a pro rata portion of the Options that would have become vested on the next anniversary of the Commencement Date (but for such termination of employment or service) shall become vested on the date of such termination of employment or service and shall be exercisable during the remainder of their Exercise Period. Such pro rata portion shall be determined by multiplying the number of unvested Options scheduled to vest on the next anniversary of the Commencement Date by a fraction, the numerator of which is the number of full and partial months which the Participant has been employed with or gave services to the Company since the most recent anniversary of the Commencement Date (or, if less than one year has elapsed since the Commencement Date, since the Commencement Date) and the denominator of which is twelve, rounded down to the nearest whole number.

9.4.	Termination For Cause. In the event a Participant’s employment with or service to the Company is terminated for Cause, all outstanding Options granted to such Participant shall expire upon the termination of employment or service. A Participant shall be entitled to challenge the Committee’s determination that a termination is for Cause, in which case, the final determination shall be made by a court of competent jurisdiction.

9.5.	Expiration of Term. Notwithstanding anything to the contrary in this Section 10, no Option shall be exercisable after the expiration of its Exercise Period.

10.	Trust Arrangement

10.1.	Approved 102 Options which shall be granted under this Plan and any Ordinary Shares allocated or issued upon exercise of such Approved 102 Options and other rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Participants for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”).

10.2.	With respect to any Approved 102 Option, subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Ordinary Shares or any rights, including bonus shares, before the end of the applicable Holding Period. If a Participant sells or removes the Shares from the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

10.3.	Until all taxes have been paid in accordance with Section 7 of the 102 Rules, Options and Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

10.4.	Upon receipt of Approved 102 Option, the Participant will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Plan, or any Approved 102 Option or Ordinary Share granted to him thereunder.

11.	Rights as a Shareholder

No Participant shall have any rights as a shareholder with respect to any Ordinary Shares or other securities of the Company covered by or relating to any Option, whether or not exercisable, until the due issuance of such shares by the Company. Ordinary Shares to be issued upon the exercise of an Option will be subject to all provisions of the Articles of Association of the Company for the time being in force and will, subject to the completion of registration (as referenced below), rank pari passu in all respects with the then existing fully paid Ordinary Shares in issue on the date in which the Option is duly exercised or, if that date falls on a day when the register of members of the Company is closed, the first day of re-opening of the register of members (“Exercise Date”) and accordingly will entitle the holders thereof to participate in all dividends or other distributions paid or made on or after the Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid if the record date therefor shall be before the Exercise Date. An Ordinary Share issued upon the exercise of an Option shall not carry voting rights until the Participant has been duly entered on the register of members of the Company as the holder thereof.

12.	No Special Employment or Service Rights; No Right to Option

Nothing contained in this Plan or any Grant Instrument shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment or service agreement, at any time to terminate such employment or service, or to increase or decrease the compensation of or payment to the Participant. The Plan shall not form part of any contract of employment. No person shall have any claim or right to receive any shares hereunder except in accordance with the express terms of this Plan and a Grant Instrument issued to such person.

13.	Tax Matters

13.1.	This Plan shall be governed by, and shall be conformed with and interpreted so as to comply with, the requirements of Section 3(i) or Section 102 of the Tax Ordinance (as the case may be) and any regulations, rules, orders, or procedures promulgated thereunder.

13.2.	Any tax consequences arising from the grant or exercise of any Option, from the payment for Ordinary Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee – if applicable – or the Participant), hereunder, shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

13.3.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Participant until all required payments have been fully made.

13.4.	With respect to Unapproved 102 Option, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

14.	Withholding Taxes

Whenever cash is to be paid pursuant to an Option, the Company shall have the right to deduct from such payment an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Ordinary Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount of cash is not timely remitted, to withhold such Ordinary Shares or any other non-cash assets pending payment by the Participant of such amounts.

15.	Transfers Upon Death; Non-Assignability

15.1.	Death. Upon the death of a Participant, outstanding Options granted to such Participant may be exercised only by (i) the Designated Beneficiary designated by such Participant pursuant to Section 23 below, or (ii) if such Participant did not designate a Designated Beneficiary, to the person deemed as such Participant’s Designated Beneficiary pursuant to Section 23 below or to a person who shall have acquired the right to the Options by will or by the laws of descent and distribution. No transfer of an Option by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with (a) written notice thereof and with a copy of the relevant section of the will relating to the bequest of the Option, certified by a notary and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and (b) a written consent by the transferee to pay the Option Exercise Price upon exercise of the Option, if any, and otherwise abide by the terms set forth in this Plan and in the relevant Grant Instrument.

15.2.	Non-Assignability.

15.2.1.	Notwithstanding any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant’s rights to purchase Ordinary Shares hereunder shall be exercisable only by the Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void and shall entitle the Company to cancel any Option granted to such Participant to the extent not already exercised.

15.2.2.	As long as Options or Ordinary Shares purchased pursuant to thereto are held by the Trustee on behalf of the Participant, all rights of the Participant over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

16.	Expenses and Receipts

The expenses incurred in connection with the administration and implementation of the Plan (excluding any taxes and other liabilities to which the Participant is subject as a result of his or her participation in the Plan) shall be paid by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

17.	Term and Termination

17.1.	Term of Plan. Options may be granted at any time after (i) the Effective Date (ii) (for CGO or OIO Options) the Trustee has been approved by the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance, and (iii) any other approvals or consents required by law have been received, until the Termination Date after which period no further Options may be issued but the provisions of the Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Plan.

17.2.	The Board of Directors of the Company may, at any time and from time to time, terminate the Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to its shareholders or otherwise, and provided that no termination of the Plan shall adversely affect the terms of any Option which has already been granted. Upon such termination, no further Options will be offered under the Plan, but in all other respects the provisions of the Plan shall remain in force to the extent necessary to give effect to the exercise of any Options (to the extent not already exercised) granted prior thereto or otherwise as may be required in accordance with provisions of the Plan and Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the Plan.

18.	Amendment of the Plan

18.1.	Subject to other sections of the Plan, applicable law and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise, the Plan may be altered or amended in any respect by a resolution of the Board of Directors of the Company except that, to the extent applicable, provisions relating to matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd as amended from time to time, shall not be altered or amended to the advantage of Participants except with the prior sanction of a resolution of the shareholders of the Company in general meeting.

18.2.	Any alterations or amendments to the terms and conditions of the Plan which are of a material nature or any change to the terms of the Options granted must be approved by the shareholders of the Company except where the alterations take effect automatically under the existing terms of the Plan.

18.3.	Any change to the authority of the Board of Directors of the Company or the Committee in relation to any alteration to the terms of the Plan must be approved by the shareholders of the Company in general meeting.

18.4.	The terms of the Plan and/or any Options amended pursuant to this section 18 must comply with the applicable rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise.

19.	Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or the applicable Grant Instrument shall be grounds for the cancellation and forfeiture of such Option, in whole or in part, as the Committee, in its absolute discretion, may determine, provided however, that such failure is not remedied by such Participant within ten days after notice by the Company of such failure.

20.	Required Approvals

The Plan is subject to the receipt, and the terms, of all approvals and permits required under any applicable law or by regulatory authorities having jurisdiction over the Plan, the Options, or the Ordinary Shares issued upon exercise of Options, including by reason of their applicability to the Company’s shareholders or otherwise.

21.	Applicable Law

The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and construed and administered in accordance with the laws of the State of Israel.

22.	No Rights Against the Company

This Plan shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.

23.	Treatment of Participants

There is no obligation for uniformity of treatment for Participants.

24.	Unfunded Status of Awards

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Option, nothing contained in the Plan or any Grant Instrument shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

25.	No Fractional Shares

No fractional shares shall be issued or delivered upon exercise of an Option. Unless otherwise provided herein, in lieu of fractional shares, the Company shall pay to an exercising Participant cash or other property, or issue additional Options, as the Committee deems appropriate.

26.	Designation of a Beneficiary

A Participant may file with the Company a written designation of a Designated Beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no Designated Beneficiary survives the Participant, the Participant’s estate representative (e.g. executor, administrator or similar representative) shall be deemed to be the Participant’s Designated Beneficiary.

27.	Integration ~~Of Section 102 And~~of Section 102 and Tax Assessing Officer’s Permit

27.1.	With regards to Approved 102 Options, the provisions of the Plan and/or the Grant Instrument shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Grant Instrument.

27.2.	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Grant Instrument, shall be considered binding upon the Company and the Participants.

28.	Confidentiality

        The Participant shall not divulge the details of the Plan and/or his holdings to any person except with the prior written permission of the Company, unless so required to do under any statutes or regulations applicable to such Participant.

Annex “B”
Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Subject to what is stated above in this Paragraph, no Means of Control shall be transferred, either directly or indirectly, in a way that will cause the share of an MRT Operator in the Licensee to be reduced from twenty-five (25%) of the voting rights in the general meeting and of the right to appoint a Director or General Manager, unless five (5) years have elapsed from the date of License award; if five (5) years have elapsed from the date of License award, an MRT Operator’s share may decrease from twenty-five percent (25%) to the extent of selling the entire Means of Control held by it to another, all subject to the approval of the Minister both for the reduction in the MRT Operator’s share of the Means of Control in the Licensee, and with regard to the buyer; for the matter of this Paragraph, “MRT Operator” has the same meaning as set out in Paragraph 14.1B.

21.5	[1]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

[1]	Amendment No. 3

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[2].

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)	Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

[2]	Amendment No. 4

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[3] reduces to less than 26% [4][5][6] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee. ‘For the purpose of this article: “Founding Shareholders or their Substitutes”- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister[7]. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License.[8]

[3]	Amendment No. 25

[4]	Amendment No. 9

[5]	Amendment No. 28

[6]	Amendment No. 31

[7]	Amendment No. 31

[8]	Amendment No. 25

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[9]

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[10]

22A.1.The	total cumulative holdings of the “Founding Shareholders or their Substitutes”, as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2	The total cumulative holdings of “Israeli Entities”, one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

“Israeli Entity”- for an individual-an Israeli citizen or resident of Israel, For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

[9]	Amendment No. 31

[10]	Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, “Dormant Shares”- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4	The Licensee’s Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: “Directors with Clearance”) a committee to be designated “the Committee for Security Matters”, or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a)	The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b)	The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c)	In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d)	Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e)	The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f)	If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8	The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [11]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[11]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA’A) REQUIRED BY ISRAELI LAW]

Date: March 17, 2009

Partner Communications Company Ltd.
Deed of Vote

Part I
In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”, “Partner” or “we”).

Type, date and place of meeting: Extraordinary General Meeting will be held on April 22, 2009 at 10:00a.m. (Israel time), at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is #972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999, as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deeds of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to item no. 1 on the agenda by a Hebrew form of deed of vote (ktav hatzba’a) and this item is subject to provisions set forth in the Israeli Companies Law and the Deeds of Vote Regulations (the “Regulations Procedure”). For the shareholders’ convenience, item no. 2 on the agenda is also included in this document although said item is not subject to the Regulations Procedure.

The item on the agenda, subject to the Regulations Procedure:

1.	Approval of the Re-appointment of Dr. Michael Anghel as an External Director (Dahatz) and that No Change is Made to his Remuneration or to the Provisions of his Director’s Indemnification and the Director’s Insurance Policies.

The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Dr. Michael Anghel as an External Director (Dahatz) of the Company.

The term of office of Dr. Michael Anghel as an External Director (Dahatz) of the Company expires on March 22, 2009. Dr. Anghel has been an External Director (Dahatz) of Partner since March 23, 2006, and he is a member of the Audit Committee. From 1977 to 1999, he led the activities of Discount Investment Corporation Ltd. (of the IDB Group) in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, Scopus, ECI, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Syneron Medical Ltd., Lumus Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Analyst Provident Funds Ltd., the Strauss Group, Orbotech Ltd. and Dan Hotels Ltd. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel-Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel-Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. To the best knowledge of the Company and the Company’s Directors, Dr. Anghel is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company.

Dr. Anghel was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law.

It is proposed that Dr. Anghel’s remuneration shall remain the same and shall continue to apply to the additional term of three years.

Regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000, as amended (the “Regulations”), allow for several methods of remuneration of the External Directors (Dahatzim) and for reimbursement of certain expenses to External Directors (Dahatzim).

The Regulations allow the Company to remunerate the External Directors according to the “relative method,” which is relative to the remuneration that a company pays its “other directors” (as defined in the Regulations). We wish to continue remunerating Dr. Anghel according to the “relative method” of remuneration under the Regulations, by paying Dr. Anghel the same remuneration that the Company pays its two “other directors” (Messrs. Galil and Gissin) and its other External Director (Mr. Vidman). Therefore, we wish to pay Dr. Anghel, commencing from the date of the EGM,an annual fee of NIS180,000 per annum and an attendance fee of NIS4,000 per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), linked to the Israeli Consumer Price Index published for December 2007 (set in the Regulations), but in any event no less than an aggregate amount per annum equal to US$50,000 as previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

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The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company’s directors, the Company will grant options to the External Directors in a manner complying with the Regulations. Such resolution shall continue to apply to Dr. Michael Anghel.

The Audit Committee and Board of Directors have noted the personal interest of Dr. Anghel and, in the event of his re-appointment, approved the payment of the Remuneration to Dr. Anghel and approved the reimbursement of expenses to him as set forth in the Regulations. No change is made to the resolution regarding options or to the terms of the indemnification and insurance policies of Dr. Michael Anghel, which will continue in full force and effect.

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to re-appoint Dr. Michael Anghel as an External Director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on the date of the EGM;

(ii)	RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Regulations to Dr. Michael Anghel. In the event that options will be granted to Company directors, the Company will grant options to Dr. Michael Anghel in a manner complying with the Regulations. No change is made to the existing terms of the indemnification and insurance policies of Dr. Michael Anghel, which will continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

For the shareholders’ convenience, below is the item on the agenda, not subject to the Regulations Procedure:

2.	Approval of certain Amendments to the Company’s 2004 Share Option Plan.

For further details in respect of the item above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on March 17, 2009.

Place and time for review of the full wording of the proposed resolutions:
The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, between Sunday and Thursday, from 9a.m. to 5p.m. (Israel time) following coordination at telephone number +972-54-7814191, until the time of the General Meeting, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on Form 6-K on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

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The required majority for each of the items on the agenda:
The vote of the holders of a majority of the Company’s Ordinary Shares NIS 0.01 par value each (“Ordinary Shares”) participating at the EGM and voting on the matter will be required for the approval of the item covered by the Regulations Procedure (item no. 1); provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not constituting, or acting on behalf of, “Controlling Parties” (as stated in the Israeli Companies Law) in the Company, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 2, to which the Regulations Procedure does not apply.

Notice of disclosure in respect of Controlling Interest in the Company and Restrictions under the License:
In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder is, or is acting on behalf of, a “Controlling Party” (as stated in the Israeli Companies Law) in the Company. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of item no. 1 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License (as defined below). If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:
Deed of Vote submitted by shareholders who hold their shares through a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the meeting.

The Company’s address for submission of Deeds of Vote and Position Notices is:
Vice President – Legal and Regulatory Affairs and Joint Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position paper” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:
The deadline for submission of Position Notices by the shareholders in respect of item no. 1 in the agenda is: April 2, 2009.

The deadline for submission of the Board of Directors’ response to Position Notices is: April 10, 2009.

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The Deed of Vote and Position Notices are available at the following websites:
Israel Securities Authority website: www.magna.isa.gov.il
Tel-Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:
A shareholder, whose shares are being held through an Exchange member, is entitled to receive the ownership certificate in the branch of that Exchange member or by mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the Exchange member who holds the shares on the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or is interested in receipt of Deeds of Vote by mail (for consideration). Shareholder’s notice in respect of Deeds of Vote shall also apply to Position Notices.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of March 11, 2009, the amount of shares equivalent to five percent of the Company’s voting rights is: 7,676,132 Ordinary Shares.

As of March 11, 2009, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 3,729,127 Ordinary Shares.

Marking of Vote in the Deed of Vote:
Shareholders shall mark their vote regarding the item on the agenda, to which the Regulations Procedure applies (item 1), in the second part of this Deed of Vote.

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Partner Communications Company Ltd.

Addendum
Deed of Vote
Part II
In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Vice President –Legal and Regulatory Affairs and Joint Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position paper” on the envelope)

Company’s registration number: 52-004431-4

Time of the meeting: Wednesday, April 22, 2009 at 10:00a.m. Israel time.

Type of meeting: Extraordinary general meeting

The Record Date: March 23, 2009

Note:
In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba’a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s Secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
   Passport number: __________________________________________
   The country issuing the passport: _________________
   In effect until: ____________________________________________
In case the shareholder is an entity:
   Entity registration number: _______________________________
   Country of organization: ___________________________________

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Item No.	Subject of the Resolution	Vote [1]			In respect of appointment of External Director (section 239(b)) of the Israeli Companies Law – do you have a “controlling party” interest [2]?
		For	Against	Abstain	Yes [3]	No
(1)	Approval of the re-appointment of Dr. Michael Anghel as an
External Director (Dahatz) and that no change is made to his
Remuneration or to the provisions of his director's
indemnification and the director's insurance policies.

This item is subject to the Regulations Procedure.

(2)	Approval of certain amendments to the company's 2004 Share Option Plan. This item is not subject to the Regulations Procedure.				Irrelevant

Please detail why you are considered being, or acting on behalf of, “Controlling Party” in the Company?

1 If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item

2 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail, the vote shall be disqualified.

3 Kindly provide details regarding the nature of your being, or acting on behalf of, a “Controlling Party” in the Company at the designated space below. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law of 1968, defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company.

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Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, the vote shall be disqualified)4:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 of the License is attached as Annex “B” to the Proxy Statement distributed with this Deed of Vote.

Date: __________________	—————————————— Signature Name (Print): ______________ Title: ___________________ Date: ___________________

4 In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder’s Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

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DEED OF AUTHORISATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Vice President – Legal and Regulatory Affairs and Joint Company Secretary

Re:    Extraordinary General Meeting of Shareholders to be held on
Wednesday, April 22, 2009 (the “Meeting”)

I, the undersigned1 _________________________, (Identification No./Registration No. _________), of _________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”), of the Company, hereby authorize _______________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Controlling Party interest4 in the resolution on item 1 on the agenda5:

Item No.	Subject of the Resolution	Yes[6]	No
(1)	Approval of the re-appointment of Dr. Michael Anghel as an
External Director (Dahatz) and that no change is made to his remuneration or to the provisions of his director's
indemnification and the director's insurance policies.
(2)	Approval of certain amendments to the company's 2004 Share Option Plan.	Irrelevant

1 Name of shareholder.

2 A shareholder is entitled to give several Deeds of Authorisation, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorisation with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

4 The Israeli Companies Law of 1999, as amended, refers for the definition of “Control” to Section 1 of the Israeli Securities Law of 1968, defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company.

5 If an X is not marked in either column, or if an X is marked in both columns, the vote in respect of this item shall be disqualified.

6 Kindly provide details regarding the nature of your being, or acting on behalf of, a “Controlling Party” in the Company at the designated space below.

If yes, why do I have a “Controlling Party” Interest in the Company?
________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________

I declare the following7:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)[8].

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

Date: _____________	______________________ Signature

Name: _________________ Title: __________________

7 If an X is not marked in either box, or if an X is marked in both boxes, the shareholder’s vote at the Meeting shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder’s Ordinary Shares, a separate Deed of Authorisation should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

8 A translation of sections 21-24 of the License is attached as Annex “B” to the Proxy Statement distributed with this Deed of Authorisation.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: March 17, 2009